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Exhibit 21.1

Subsidiaries of Virtusa Corporation

Name of Subsidiary	Jurisdiction of Incorporation/Formation
InSource, L.L.C.	Connecticut
TradeTech Consulting Scandinavia AB	Sweden
Virtusa Austria GmbH	Austria
Virtusa Canada, Inc.	Canada
Virtusa Consulting Services, Pvt. Ltd.	India
Virtusa Germany GmbH	Germany
Virtusa Hungary Kft.	Hungary
Virtusa International, B.V.	Netherlands
Virtusa Malaysia Private Limited	Malaysia
Virtusa Philippines, Inc	Philippines
Virtusa (Private) Limited	Sri Lanka
Virtusa Securities Corporation	Massachusetts
Virtusa Singapore, Pvt. Ltd.	Singapore
Virtusa Software Services, Pvt. Ltd.	India
Virtusa Switzerland GmbH	Switzerland
Virtusa Technologies India Private Limited	India
Virtusa UK Limited	United Kingdom

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  Exhibit 21.1
Subsidiaries of Virtusa Corporation